AVRUPA MINERALS LTD.

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED

MARCH 31, 2022 AND 2021

(Unaudited)

AVRUPA MINERALS LTD.

Contents
Page

Notice of no Auditor Review of Interim Financial Statements	3

Condensed Consolidated Interim Statements of Financial Position	4

Condensed Consolidated Interim Statements of Comprehensive Loss	5

Condensed Consolidated Interim Statements of Changes in Shareholders’ Equity (Deficiency)	6

Condensed Consolidated Interim Statements of Cash Flows	7

Notes to the Condensed Consolidated Interim Financial Statements	8 – 25

410 – 325 Howe Street, Vancouver, BC V6C 1Z7    T: (604) 687-3520 F: 1 (888) 889-4874

NOTICE OF NO AUDITOR REVIEW OF

INTERIM FINANCIAL STATEMENTS

Under National Instrument 51-102, Part 4, subsection 4.3 (3) (a), if an auditor has not performed a review of the interim financial statements, they must be accompanied by a notice indicating that an auditor has not reviewed the financial statements.

The accompanying unaudited interim financial statements of the Company have been prepared by and are the responsibility of the Company’s management.

The Company’s independent auditor has not performed a review of these financial statements in accordance with standards established by the Chartered Professional Accountants of Canada for a review of interim financial statements by an entity’s auditor.

AVRUPA MINERALS LTD.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION

(Presented in Canadian Dollars)

	Note	March 31, 2022	December 31, 2021
		(Unaudited)	(Audited)

Assets
Current assets
Cash		$488,770	$139,164
Prepaid expenses and advances		12,949	245
Due from optionees	5	28,734	12,751
VAT receivables		5,073	1,769
Other receivables		3,875	7,226
		539,401	161,155
Non-current assets
Property deposits	6	1,385	1,439
Tax deposits	6	41,201	41,201
Exploration and evaluation assets	5	167,920	167,920
Equipment	4	1,728	2,090
Investment in PorMining	5	765	765
Advances to Akkerman Finland OY	7	285,518	-
Deposit – Akkerman Finland OY	7	-	14,155
Investment in Akkerman Finland OY	7	317,507	-
		816,024	227,570

Total assets		$1,355,425	$388,725

Liabilities
Current liabilities
Accounts payable and accrued liabilities		$111,800	$130,019
Due to related parties	9	164,365	671,019
Current portion of long-term loan	10	612	2,524
		276,777	803,562

Shareholders' equity/(deficiency)
Share capital	8	10,993,533	9,994,487
Reserves	8	7,648,990	6.980.564
Deficit		(17,563,875)	(17,389,888)
		1,078,648	(414,837)

Total shareholders' equity/(deficiency) and liabilities		$1,355,425	$388,725

These consolidated financial statements are authorized for issue by the Board of Directors on May 30, 2022. They are signed on the Company's behalf by:

/s/Paul W. Kuhn	/s/Mark T. Brown
Director	Director

See notes to the condensed consolidated interim financial statements

AVRUPA MINERALS LTD.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF COMPREHENSIVE LOSS

FOR THE THREE MONTHS ENDED MARCH 31

(Unaudited, Presented in Canadian Dollars)

		Three months ended March 31

	Note	2022	2021

Mineral exploration expenses
Mineral exploration expenses	5	$7,442	$6,126
Reimbursements from optionee	5	(84,538)	(43,649)
		77,096	37,523
General administrative expenses
Bank charges		234	302
Consulting fees, wages and benefits	9	41,758	41,500
Depreciation		291	2,022
Investor relations		7,508	50,540
Listing and filing fees		12,608	6,979
Office and administrative fees		2,341	1,431
Professional fees	9	80.155	21,397
Rent	9	2,550	2,550
Share-based payment	9	98,123	-
Transfer agent fees		3,832	2,696
Travel		700	106
		(250,100)	(129,523)
Other items
Foreign exchange gain		108	32
Interest income and other income		2,907	-
Loss on investment in Akkerman Finland OY	7	(3,998)	-
		(983)	32

Net loss for the period		(173,987)	(91,968)
Exchange difference arising on the translation of foreign subsidiaries		(4,063)	(4,593)

Comprehensive loss for the period		$(178,050)	$(96,561)
Basic and diluted loss per share	11	$(0.00)	$(0.00)

See notes to the condensed consolidated interim financial statements

AVRUPA MINERALS LTD.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN SHAREHOLDERS’ (DEFICIENCY)

(Presented in Canadian Dollars)

	Share capital		Reserves
	Number of shares	Amount	Warrants	Finder’s options	Equity-settled employee benefits	Exchange	Subtotal	Deficit	Total shareholders' (deficiency) / equity

Balance as at December 31, 2020 (Audited)	32,738,087	$ 9,994,879	$ 5,405,052	$ 277,893	$ 1,298,472	$ 7,258	$ 6,988,675	$ (17,383,891)	$ (400,337)
Share issues:
Share issue costs	-	(392)	-	-	-	-	-	-	(392)
Comprehensive loss	-	-	-	-	-	(4,593)	(4,593)	(91,968)	(96,561)
Balance as at March 31, 2021 (Unaudited)	32,738,087	9,994,487	5,405,052	277,893	1,298,472	2.665	6.984,082	(17,475,859)	(497,290)
Comprehensive income	-	-	-	-	-	(3,518)	(3,518)	85,971	82,453
Balance as at December 31, 2021 (Audited)	32,738,087	9,994,487	5,405,052	277,893	1,298,472	(853)	6,980,564	(17,389,888)	(414,837)
Share issues:
Shares issued for private placement	16,666,667	695,475	554,525	-	-	-	554,525	-	1,250,000
Share issue costs	-	(76,979)	-	19,841	-	-	19,841	-	(57,138)
Shares issued for debt settlement	3,800,000	285,000	-	-	-	-	-	-	285,000
Shares issued for investment in Akkerman Finland OY	1,470,000	95,550	-	-	-	-	-	-	95,550
Share-based payment	-	-	-	-	98,123	-	98,123	-	98,123
Comprehensive loss	-	-	-	-	-	(4,063)	(4,063)	(173,987)	(178,050)
Balance as at March 31, 2022 (Unaudited)	54,674,754	$ 10,993,533	$ 5,959,577	$ 297,734	$ 1,396,595	$ (4,916)	$ 7,648,990	$ (17,563,875)	$ 1,078,648

See notes to the condensed consolidated interim financial statements

AVRUPA MINERALS LTD.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS

FOR THE THREE MONTHS ENDED MARCH 31

(Unaudited, Presented in Canadian Dollars)

	Three months ended March 31
	2022	2021

Cash flows from operating activities
Net loss for the period	$(173,987)	$(91,968)
Items not involving cash:
Depreciation	291	2,022
Loss on investment in Akkerman Finland OY	3,998	-
Share-based payment	98,123	-
Changes in non-cash working capital items:
VAT receivables	(3,304)	5,838
Due from optionees	(15,983)	35,955
Prepaid expenses and advances	(12,704)	26,515
Other receivables	3,351	6,033
Accounts payable and accrued liabilities	(18,219)	(7,830)
Accounts payable owed by optionees	-	(61,249)
Due from/to related parties	(231,654)	54,680
Exchange difference arising on the translation of foreign subsidiaries	(4,032)	(4,863)

Net cash used in operating activities	(354,120)	(34,867)

Cash flows from investing activities
Investment in Akkerman Finland OY	(211,800)	-
Advance to Akkerman Finland OY	(285,518)	-
Purchase of equipment	(1,818)	(1,827)

Net cash used in investing activities	(499,136)	(1,827)

Cash flows from financing activities
Proceeds from issuance of common shares	1,250,000	-
Share issue costs	(47,138)	(1,805)

Net cash provided by (used in) financing activities	1,202,862	(1,805)

Change in cash for the period	349,606	(38,499)
Cash, beginning of the period	139,164	205,238
Cash, end of the period	$488,770	$166,739

Supplemental disclosure with respect to cash flows (Note 13)

See notes to the condensed consolidated interim financial statements

AVRUPA MINERALS LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2022 AND 2021

(Unaudited, Presented in Canadian Dollars)

1.NATURE OF OPERATIONS AND CONTINUANCE OF OPERATIONS

Avrupa Minerals Ltd. (the “Company”) was incorporated on January 23, 2008 under the Business Corporations Act of British Columbia and its registered office is Suite 2610 – 1066 West Hastings Street, Vancouver, BC, Canada, V6E 3X1. The Company changed its name on July 7, 2010 and began trading under the symbol “AVU” on the TSX Venture Exchange (the “Exchange”) on July 14, 2010. On September 20, 2012, the Company listed in Europe on the Frankfurt Stock Exchange under the trading symbol “8AM”. The Company is primarily engaged in the acquisition and exploration of mineral properties in Europe.

These condensed consolidated interim financial statements have been prepared on the basis that the Company will continue as a going concern, which assumes that the Company will be able to meet its commitments, continue operations and realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. There are material uncertainties that cast significant doubt about the appropriateness of the going concern assumption.

If the Company is to advance or develop its mineral properties further, it will be necessary to obtain additional financing and while it has been successful in the past, there can be no assurance that it will be able to do so in the future. Failure to raise sufficient funds would result in the Company’s inability to make future required property payments, which would result in the loss of those property options.

These financial statements do not reflect the adjustments to the carrying values of assets and liabilities and the reported expenses and statement of financial position classifications that would be necessary were the going concern assumption inappropriate, and these adjustments could be material.

2.BASIS OF PREPARATION

a)Statement of compliance

These condensed consolidated interim financial statements, including comparatives, have been prepared in accordance with International Accounting Standard 34 “Interim Financial Reporting” (“IAS 34”) using accounting policies consistent with IFRS issued by the International Accounting Standards Board (“IASB”) and interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”).

b)Basis of preparation

These condensed consolidated interim financial statements have been prepared on a historical cost basis except for financial instruments that have been measured at fair value. In addition, these condensed consolidated interim financial statements have been prepared using the accrual basis of accounting, except for cash flow information.

The preparation of these condensed consolidated interim financial statements in conformity with IAS 34 requires management to make judgements, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, income and expenses. Actual results may differ from these estimates. These condensed consolidated interim financial statements do not include all of the information required for full annual financial statements.

These condensed consolidated interim financial statements, including comparatives, have been prepared on the basis of IFRS standards that are published at the time of preparation.

AVRUPA MINERALS LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2022 AND 2021

(Unaudited, Presented in Canadian Dollars)

3.SIGNIFICANT ACCOUNTING POLICIES

These unaudited condensed consolidated interim financial statements have been prepared in accordance with IFRS as issued by the IASB on a basis consistent with those followed in the Company’s most recent annual financial statements for the year ended December 31, 2021.

These unaudited condensed consolidated interim financial statements do not include all note disclosures required by IFRS for annual financial statements, and therefore should be read in conjunction with the annual financial statements for the year ended December 31, 2021. In the opinion of management, all adjustments considered necessary for fair presentation of the Company’s financial position, results of operations and cash flows have been included. Operating results for the three-month period ended March 31, 2022 are not necessarily indicative of the results that may be expected for the current fiscal year ending December 31, 2022.

4. EQUIPMENT

	Furniture and other equipment	Vehicles	Other assets	Total
Cost
As at January 1, 2021	$ 124.225	$ 41,985	$ 23,295	$ 189,505
Additions during the year	257	-	-	257
Exchange adjustment	(9,687)	(3,273)	(1,816)	(14,776)
As at December 31, 2021	114,795	38,712	21,479	174,986
Additions during the period	-	-	-	-
Exchange adjustment	(4,292)	(1,447)	(803)	(6,542)
As at March 31, 2022	$ 110,503	$ 37,265	$ 20,676	$ 168,444

Accumulated depreciation
As at January 1, 2021	$ 120,677	$ 40,237	$ 23,295	$ 184,209
Depreciation for the year	1,481	1,662	-	3,143
Exchange adjustment	(9,453)	(3,187)	(1,816)	(14,456)
As at December 31, 2021	112,705	38,712	21,479	172,896
Depreciation for the period	291	-	-	291
Exchange adjustment	(4,221)	(1,447)	(803)	(6,471)
As at March 31, 2022	$ 108,775	$ 37,265	$ 20,676	$ 166,716

Net book value
As at January 1, 2021	$ 3,548	$ 1,748	$ -	$ 5,296
As at December 31, 2021	$ 2,090	$ -	$ -	$ 2,090
As at March 31, 2022	$ 1,728	$ -	$ -	$ 1,728

AVRUPA MINERALS LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2022 AND 2021

(Unaudited, Presented in Canadian Dollars)

5. EXPLORATION AND EVALUATION ASSETS AND MINERAL EXPLORATION EXPENSES

	Portugal		Kosovo		Others
	Alvalade	Others	Slivovo	Others		Total
Exploration and evaluation assets
Acquisition costs
As of January 1, 2022	$ 167,920	$ -	$ -	$ -	$ -	$ 167,920
As of March 31, 2022	$ 167,920	$ -	$ -	$ -	$ -	$ 167,920

Mineral exploration expenses for the period ended March 31, 2022
Geological salaries and consulting	$ 6,381	$ -	$ -	$ -	$ -	$ 6,381
Insurance	675	-	-	-	-	675
Office and administrative fees	6	-	-	-	-	6
Site costs	2	-	-	-	-	2
Travel	378	-	-	-	-	378
Reimbursements from optionee	(84,538)	-	-	-	-	(84,538)
	$ (77,096)	$ -	$ -	$ -	$ -	$ (77,096)
Cumulative mineral exploration expenses since acquisition
Assaying	$ -	$ -	$ 297,975	$ 65,936	$ 10,846.00	$ 374,757
Concession fees and taxes	361,864	693,608	11,839	206,975	4	1,274,290
Depreciation	17,178	98,722	-	-	-	115,900
Drilling	610,197	472,513	1,180,217	-	-	2,262,927
Geological salaries and consulting	6,544,196	6,317,147	119,801	720,879	12,359	13,714,382
Geology work	-	32,377	891,582	402,515	364,525	1,690,999
Insurance	25,297	52,112	14,604	15,007	-	107,020
Legal and accounting	1,020	1,244	58,158	13,958	-	74,380
Office and administrative fees	253,956	279,739	80,223	101,624	68,446	783,988
Rent	606,084	596,896	28,694	88,221	20,560	1,340,455
Report	-	-	24,232	-	-	24,232
Site costs	194,205	244,377	185,127	194,582	8,865	827,156
Travel	240,045	247,277	60,107	22,478	15,326	585,233
Trenching and road work	-	-	34,339	-	-	34,339
Reimbursements from optionee	(8,697,310)	(4,890,826)	(2,834,986)	(45,158)	-	(16,468,280)
	$ 156,732	$ 4,145,186	$ 151,912	$ 1,787,017	$ 500,931	$ 6,741,778

AVRUPA MINERALS LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2022 AND 2021

(Unaudited, Presented in Canadian Dollars)

5.EXPLORATION AND EVALUATION ASSETS AND MINERAL EXPLORATION EXPENSES

		Portugal		Kosovo		Germany	Others	Total
	Alvito	Alvalade	Others	Slivovo	Others
Exploration and evaluation assets
Acquisition costs
As of January 1, 2021	$ -	$ 167,920	$ -	$ 1	$ -	$ -	$ -	$ 167,920
As of December 31, 2021	$ -	$ 167,920	$ -	$ -	$ -	$ -	$ -	$ 167,920

Mineral exploration expenses for the year ended December 31, 2021
Concession fees and taxes	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -
Geological salaries and consulting	-	22,203	-	-	-	-	-	22,203
Insurance	-	449	-	-	-	-	-	449
Legal and accounting	-	-	-	-	-	-	-	-
Office and administrative fees	-	-	-	-	-	-	-	-
Rent	-	-	-	-	-	-	-	-
Site costs	-	-	-	-	-	-	-	-
Travel	-	2,300	-	-	-	-	-	2,300
Reimbursements from optionee	-	(483,950)	-	-	-	-	-	(483,950)
	$ -	$ (458,998)	$ -	$ -	$ -	$ -	$ -	$ (458,998)
Cumulative mineral exploration expenses since acquisition
Assaying	$ -	$ -	$ -	$ 297,975	$ 65,936	$ 10,846	$ -	$ 374,757
Concession fees and taxes	147,900	361,864	545,708	11,839	206,975	4	-	1,274,290
Depreciation	7,191	17,178	91,531	-	-	-	-	115,900
Drilling	472,513	610,197	-	1,180,217	-	-	-	2,262,927
Geological salaries and consulting	1,624,824	6,537,815	4,692,323	119,801	720,879	12,359	-	13,708,001
Geology work	-	-	32,377	891,582	402,515	223,619	140,906	1,690,999
Insurance	5,683	24,622	46,429	14,604	15,007	-	-	106,345
Legal and accounting	177	1,020	1,067	58,158	13,958	-	-	74,380
Office and administrative fees	43,699	253,950	236,040	80,223	101,624	5,255	63,191	783,982
Rent	188,804	606,084	408,092	28,694	88,221	-	20,560	1,340,455
Report	-	-	-	24,232	-	-	-	24,232
Site costs	71,452	194,203	172,925	185,127	194,582	-	8,865	827,154
Travel	75,625	239,667	171,652	60,107	22,478	-	15,326	584,855
Trenching and road work	-	-	-	34,339	-	-	-	34,339
Reimbursements from optionee	(2,149,344)	(8,612,772)	(2,741,482)	(2,834,986)	(45,158)	-	-	(16,383,742)
	$ 488,524	$ 233,828	$ 3,656,662	$ 151,912	$ 1,787,017	$ 252,083	$ 248,848	$ 6,818,874

AVRUPA MINERALS LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2022 AND 2021

(Unaudited, Presented in Canadian Dollars)

5.EXPLORATION AND EVALUATION ASSETS AND MINERAL EXPLORATION EXPENSES (Continued)

Portugal

Licenses have varying required work commitments and carry a 3% Net Smelter Return (“NSR”) payable to the government of Portugal.

Alvalade:

On November 19, 2019, the Company and MAEPA (collectively the “Company”) and Minas de Aguas Teñidas, S.A. (“MATSA”) and its wholly-owned subsidiary EUL (collectively “MATSA”) entered into an Earn-In Joint Venture Agreement (the “Agreement”) in respect of the Alvalade project. Pursuant to the Agreement, PorMining, Unipessoal Lda. (“PorMining”) was incorporated on December 17, 2019 to hold assets and develop mineral rights (both as defined) and EUL can earn up to an 85% interest in PorMining. The earning of this interest, subsequent arrangements that may be entered into to explore the assets and, if warranted, the development of one or more projects are referred to as the “Transaction”.

On March 27, 2020, MAEPA and EUL entered into a Quota Transfer Agreement pursuant to which MAEPA split its 100% interest in the share capital of PorMining into two quotas, representing 51% and 49% of the company’s share capital, and sold the 51% quota to EUL for the nominal value of €510.

On March 27, 2020, the Company, MAEPA, MATSA and EUL entered into the PorMining Lda. Shareholders’ Agreement (the “Agreement”). Pursuant to the Agreement:

•PorMining has five directors. From the effective date until the second option exercise date, three will be nominated by EUL and two by MAEPA. Thereafter, four will be nominated by EUL and one will be nominated by MAEPA. Upon the occurrence of the 51/49 Phase and thereafter, EUL is entitled to nominate three directors and MAEPA two directors. In the event of dilution of the interest of EUL or MAEPA, each will be entitled to proportional representation (as described) equal to its then interest;

•In the event that EUL and/or MAEPA wish to sell or transfer their shares in PorMining, PorMining has a right of first refusal to purchase all or a portion of the shares. To the extent that PorMining does not exercise its right of first refusal to all of the shares, each of EUL and/or MAEPA has a right of first refusal; and

•The Agreement will terminate at such time as there is a final decision regarding the dissolution and liquidation of PorMining, the parties mutually agree on the termination of the Agreement or as provided for under the Earn-In Joint Venture Agreement.

The effective date of the Transaction is the date that PorMining receives (received on June 15, 2020) the mineral rights in its name from the General Directorate of Energy and Geology of Portugal (“DGEG”). The Transaction is comprised of the following phases:

•Phase I – First Option;

•Phase II – Second Option;

•51/49 Phase; and

•Phase III – Development and Operation

AVRUPA MINERALS LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2022 AND 2021

(Unaudited, Presented in Canadian Dollars)

5.EXPLORATION AND EVALUATION ASSETS AND MINERAL EXPLORATION EXPENSES (Continued)

Alvalade: (Continued)

Phase I – First Option

Phase I commences on the effective date and continues until the first to occur of the first option exercise date and the termination of the first option. During Phase I, MAEPA will grant EUL the sole and exclusive right to hold an undivided 51% interest in PorMining (the first option) for at least three years from the effective date or the issue (issued on June 15, 2020) of the Experimental Exploitation License (the “EEL”) by DGEG to PorMining. EUL’s right to maintain its 51% interest is conditional upon MATSA:

•Paying €400,000 to the Company on or before the effective date (€200,000 was received in December 2019 and the remaining €200,000 was received in June 2020);

•Funding or providing the necessary financial instrument to cover the guarantee, which will be returned to MATSA following the release of the guarantee by DGEG (funded €100,000 in June 2020); and

•Funding expenditures (the first option expenditures) on the mineral rights in an aggregate amount of €2,400,000 (€1,200,000 within the first 12 months following the effective date [met] and €1,200,000 in the next 24 months [met]) on or before three years from the effective date or the issue of the EEL.

Funding of the first option expenditures is solely at MATSA’s discretion and MATSA may elect to terminate the first option at any time by delivering notice (the first option termination notice) to the Company. MATSA may elect to accelerate the funding of the first option expenditures in order to exercise the first option at an earlier date. If there is a shortfall in the first option expenditures, MATSA may elect to pay such amount on or before the end of the three-year period and the first option expenditures will be deemed to have been satisfied.

Upon MATSA completing all of the requirements of the first option, EUL will have unconditionally earned the 51% interest in PorMining. If the first option is terminated, MAEPA will acquire the 51% interest from EUL for a nominal value, the shares will be cancelled and MAEPA will hold a 100% interest in PorMining.

During Phase I, MAEPA will act as the operator of the mineral rights. PorMining will pay MAEPA an operator’s fee equal to €100,000 per year, paid monthly starting June 16, 2020, funded by MATSA and which shall form part of the first option expenditures. During the three months ended March 31, 2021, €25,000 ($36,898) was received and has been included in reimbursements from optionee. In all other phases, PorMining will be the operator unless it appoints another person to act as operator. The operator is responsible for developing and submitting work programs to the technical committee or the board of directors for consideration and approval and to implement work programs when approved according to the approved budget. The technical committee is comprised of two representatives from each of EUL and MAEPA and will be in effect until the first option exercise date. Thereafter, the board of directors will make all decisions with respect to the mineral rights.

During Phase I, EUL will fund 100% of all maintenance payments (as defined) and approved work programs.

As of March 31, 2022, MATSA has funded a total of €2,500,000 on the Alvalade project, including the €100,000 guarantee with DGEG.

AVRUPA MINERALS LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2022 AND 2021

(Unaudited, Presented in Canadian Dollars)

5.EXPLORATION AND EVALUATION ASSETS AND MINERAL EXPLORATION EXPENSES (Continued)

Alvalade: (Continued)

Phase II – Second Option

Phase II commences on the first option exercise date and continues until the first to occur of the second option exercise date and the termination of the second option. On the first option exercise date, the Company will grant EUL the sole and exclusive right and option to acquire an additional 34% (for an aggregate 85% interest) in PorMining (the second option). EUL’s right to exercise the second option is conditional on MATSA satisfying the second option conditions as follows:

•Preparing, funding and delivering to PorMining a feasibility study on the mineral rights within five years of the issuance of the EEL or, provided that DGEG grants an extension to all or part of the EEL, the time period for when the second option conditions must be met shall be extended to a maximum of two additional years, for a total of seven years after the issuance of the original EEL;

•Making proper application for a mining license before the end of the term of the EEL; and

•Making all progress payments to Antofagasta as set out in the Debt Cancellation Agreement dated June 12, 2017 as follows:

oUS$250,000 within 60 days after the date of a news release announcing a NI 43-101 compliant technical report having been completed and with results as defined;

oUS$500,000 within 60 days after the date of a news release announcing completion of a feasibility study with results as defined;

oUS$500,000 on the one-year anniversary of the date of the news release announcing the feasibility study noted above;

oUS$750,000 within 60 days of the commencement of commercial production;

oUS$750,000 on the one-year anniversary of commencement of commercial production;

oUS$750,000 on the second anniversary of commencement of commercial production; and

oUS$750,000 on the third anniversary of commencement of commercial production.

The satisfaction of the second option conditions is solely at MATSA’s discretion and MATSA may elect to terminate the second option at any time by delivering notice (the second option termination notice) to the Company. If the second option is terminated, EUL will be entitled to retain its 51% interest in PorMining, plus an additional 1% interest for every €735,294 of expenditures funded during Phase II and the 51/49 Phase will commence.

Upon MATSA satisfying the second option conditions, EUL automatically earns an additional 34% interest in PorMining for an aggregate interest of 85%.

During Phase II, EUL will fund 100% of all maintenance payments and approved work programs.

Subsequent to March 31, 2022, MATSA funded €300,000 on the Alvalade project.

51/49 Phase

The 51/49 Phase commences on termination of the second option and continues until the deemed conversion of the interest of a party to a royalty. During the 51/49 Phase, PorMining will remain the operator subject to the terms of the Agreement and the shareholders’ agreement and the activities of the parties with respect to the mineral rights will continue to be governed by the shareholder’s agreement.

AVRUPA MINERALS LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2022 AND 2021

(Unaudited, Presented in Canadian Dollars)

5.EXPLORATION AND EVALUATION ASSETS AND MINERAL EXPLORATION EXPENSES (Continued)

Alvalade: (Continued)

If at any time after the 51/49 Phase has commenced EUL’s interest is reduced to below 10% as a result of dilution calculations, its interest will be deemed to be converted to a 1.5% royalty, which royalty shall only be payable up to a maximum total payment of €13,000,000 after which it will no longer be applicable. Upon conversion to the royalty, EUL will have no further rights or interest in respect of the assets under the Agreement or the shareholders’ agreement except for the royalty and the termination provisions apply.

If at any time during the 51/49 Phase MAEPA’s interest is reduced to 15% as a result of dilution calculations, then its interest will be deemed to be converted to a 15% “carried interest” following which MAEPA will not be required to contribute to any further work programs and will not be subject to any further dilution until such time as a feasibility study has been prepared, at which point Phase III will have been deemed to have commenced and MAEPA will have to sell the option.

During the 51/49 Phase, the parties will fund the maintenance payments and contribute to the costs of any approved work and/or development programs in proportion to their proportionate share.

Phase III – Development and Operation

Phase III commences on the second option exercise date and continues until the deemed conversion of the interest of a party to a royalty. Within 90 days of the commencement of Phase III, the Company will transfer its 15% interest in PorMining to MATSA in consideration for €10,000,000 to be paid as follows:

•€3,000,000 upon a construction decision being made by PorMining and all permits having been received from DGEG;

•€3,000,000 upon commencement of commercial production; and

•€4,000,000 upon the first anniversary of commencement of commercial production.

During Phase III, the parties will contribute their respective pro rata share of all approved work programs and budgets.

If at any time after Phase III has commenced MAEPA’s interest is reduced to below 10% as a result of dilution calculations, its interest will be deemed to be converted to a 1.5% royalty as described above for EUL.

	March 31, 2022	December 31, 2021

Due from optionees
Alvalade - PorMining	$ 28,734	$ 12,751
	$ 28,734	$ 12,751

AVRUPA MINERALS LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2022 AND 2021

(Unaudited, Presented in Canadian Dollars)

5.EXPLORATION AND EVALUATION ASSETS AND MINERAL EXPLORATION EXPENSES (Continued)

Kosovo

Slivovo license:

Byrnecut International Limited (“Byrnecut”) earned an 85% interest in the Slivovo property after forwarding $2,834,986 (€2,000,000) for the Slivovo property to the Company and completing a Preliminary Feasibility Study (“PFS”) by April 10, 2017. Byrnecut and the Company set up a joint venture entity known as Peshter Mining J.S.C. (“Peshter Mining”) to reflect the 85:15 ownership and transferred the Slivovo license into Peshter Mining with Byrnecut being the operator. Avrupa’s interest in Peshter Mining was subsequently diluted to below 10%, resulting in the Company’s interest in Peshter Mining being converted into a 2% Net Smelter Return.

On December 31, 2019, the Company wrote down its interest in Slivovo by $143,154 to $1 as the Company was in negotiations with the Kosovo Mining Bureau, along with Byrnecut and Peshter Mining as to how to possibly extend the life of this license. During fiscal 2020, Byrnecut decided not to proceed with advancing Slivovo. Rather than dropping the license and potentially allowing a third party to stake the open land, Innomatik Exploration Kosovo LLC (“IEK”), Byrnecut and Peshter Mining entered into a binding term sheet (the “TS”) whereby the parties set out the terms on which Peshter Mining would surrender the existing tenements, thereby enabling IEK to apply, as sole beneficial owner, for one or more tenements over the entirety of the tenement area. The license was officially released back to the government. In March 2021, the Company incorporated a wholly-owned subsidiary, AVU Kosova LLC, to apply for a new Slivovo exploration permit. In May 2022, the Company received a seven-year exploration permit.

As consideration for Byrnecut ensuring that Peshter Mining complies with its obligations under the TS, IEK must pay to Byrnecut milestone cash payments totaling €375,000 and milestone gold payments totaling 850 troy ounces of gold as follows:

Cash

•€125,000 within 30 days of the first to occur of the completion of a positive bankable feasibility study or the board of directors of IEK making a decision to proceed with the development of a commercial mining operation in respect of all or any part of the tenement area;

•€125,000 within 30 days of issue of a mining license in respect of all or any party of the tenement area; and

•€125,000 within 30 days of commencement of construction of a mine within the tenement area.

Gold

•100 troy ounces within 30 days of commencement of commercial production (“CCP”);

•175 troy ounces within 30 days of the one-year anniversary of CCP;

•250 troy ounces within 30 days of the two-year anniversary of CCP; and

•325 troy ounces within 30 days of the three-year anniversary of CCP.

AVRUPA MINERALS LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2022 AND 2021

(Unaudited, Presented in Canadian Dollars)

6. PROPERTY DEPOSITS / TAX DEPOSITS

Property deposits:

As of March 31, 2022, the Company had a total of $1,385 (€1,000) (December 31, 2021: $1,439 (€1,000)) of cash pledged for its exploration licenses in Portugal. The advances to the Portuguese regulatory authorities are refundable to the Company, subject to completion of the work obligations described in the exploration license applications.

Tax deposits:

In November 2018, MAEPA paid €56,505 ($88,201) in lieu of bank guarantees of €77,918 ($121,625) to the Directora de Finanças de Braga in Portugal. This amount was comprised of €51,920 ($81,044) in respect of stamp tax and €4,585 ($7,157) in respect of VAT. The stamp tax portion relates to the interpretation that intercompany advances received by MAEPA are financing loans and, accordingly, are subject to stamp tax. The VAT portion relates to certain invoices for vehicle usage and construction services. As of December 31, 2019, the Company estimated that the judicial review process would take approximately one year for the VAT claim and three to five years for the stamp tax claim and that the likelihood of success for each was 50%. As a result, tax deposits were written down by $41,200 (€28,252) during the year ended December 31, 2019. During 2020, the judicial review ruled that approximately €1,971 VAT remained to be paid while the rest were annulled. The Company accepted this ruling. The Company is still waiting for a trial date regarding the stamp tax and it is estimated that the process can take another two to three years.

7. ADVANCE, DEPOSIT AND INVESTMENT IN AKKERMAN FINLAND OY

(a) On February 25, 2022, the Company signed a Share Purchase Agreement with Akkerman Exploration B.V. (“AEbv”) to acquire up to a 100% ownership interest in Akkerman Finland OY (“AFOy”), an entity holding certain mineral rights (the “Property”) in Finland.

The acquisition terms are as follow:

•The Company can earn an initial 49% interest in AFOy in Stage One by issuing 1,470,000 common shares (issued at a value of $95,550), paying €150,000 ($211,800) into AFOy for the purpose of paying existing shareholder loans (paid), and depositing €200,000 ($285,518) into a dedicated account (paid), to be spent on exploration expenditures during the period between the completion of Stage One and the completion of Stage Two. The €200,000 ($285,518) was recorded as an advance to AFOy as of March 31, 2022.

•As a Stage Two earn-in, the Company has the option, for a period of 12 months from the date of completion of Stage One, to acquire the remaining 51% interest in AFOy, bringing their total interest to 100%. The Company can exercise the Stage Two option by issuing a further 1,530,000 common shares, paying an additional €15,000 for the purposes of paying existing shareholder loans and accrued interest, and depositing an additional €200,000 into a dedicated account for further exploration expenditures.

During the period between Stage One and Stage Two, the Company will be the operator for all mining work conducted on the Property. During this same period, the Company and AEbv will form a technical committee comprised of one representative from each party, with AEbv’s representative having the casting vote.

In connection with this transaction, during December 2021, the Company paid a €10,000 ($14,155) non-refundable deposit upon signing the initial letter agreement. This amount has been recorded as a deposit on the statement of financial position as at December 31, 2021. Upon signing the definitive agreement, the deposit was reclassified as Investment in AFOy.

AVRUPA MINERALS LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2022 AND 2021

(Unaudited, Presented in Canadian Dollars)

7. INVESTMENT IN AKKERMAN FINLAND OY (Continued)

As at January 1, 2021		$-
Non-refundable deposit		14,155
As at December 31, 2021		14,155
Payment – initial 49% interest		211,800
Issued shares – initial 49% interest	Note 8(b)(iii)	95,550
Loss on investment in AFOy		(3,998)
As at March 31, 2022		$317,507

8. CAPITAL AND RESERVES

(a)Authorized:

At March 31, 2022, the authorized share capital was comprised of an unlimited number of common shares. The common shares do not have a par value. All issued shares are fully paid.

(b)Share issuances:

i.On February 28, 2022, the Company completed a non-brokered private placement by issuing 16,666,667 units (“Unit”) at a price of $0.075 per Unit for gross proceeds of $1,250,000. Each Unit consists of one common share and one non-transferable warrant. Each warrant entitles the holder to purchase one additional common share at a price of $0.125 until February 28, 2025. The warrants were ascribed a value of $554,525. The Company paid finder’s fee of $30,938 and issued 412,500 finder’s warrants. Each finder’s warrant is exercisable into one common share at $0.075 until August 28, 2023. These finder’s warrants were ascribed a value of $19,841. The Company incurred additional share issue costs in the amount of $26,200 in connection with the financing.

ii On February 28, 2022, the Company issued 3,800,000 shares at a price of $0.075 per share to settle outstanding debt for $285,000.

iii On March 3, 2022, the Company issued 1,470,000 shares to earn an initial 49% interest in AFOy (Note 7).

(c)Share Purchase Option Compensation Plan:

The Company has established a stock option plan whereby the Company may grant options to directors, officers, employees and consultants of up to 10% of the common shares outstanding at the time of grant. The exercise price, term and vesting period of each option are determined by the board of directors within regulatory guidelines.

AVRUPA MINERALS LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2022 AND 2021

(Unaudited, Presented in Canadian Dollars)

8. CAPITAL AND RESERVES (Continued)

(c)Share Purchase Option Compensation Plan: (Continued)

Stock option transactions and the number of stock options for the three months ended March 31, 2022 are summarized as follows:

	Exercise	December 31,			Expired/	March 31,
Expiry date	price	2021	Granted	Exercised	cancelled	2022
April 26, 2022 (1)	$0.40	327,500	-	-	-	327,500
March 14, 2023	$0.40	450,000	-	-	-	450,000
March 26, 2023	$0.40	10,000	-	-	-	10,000
January 7, 2024	$0.20	45,750	-	-	-	45,750
March 14, 2027	$0.08	-	1,575,000			1,575,000
Options outstanding		833,250	1,575,000	-	-	2,408,250
Options exercisable		833,250	1,575,000	-	-	2,408,250
Weighted average exercise price		$0.39	$0.08	$Nil	$Nil	$0.19

(1)Subsequently, these options expired unexercised.

As of March 31, 2022, the weighted average contractual remaining life is 3.47 years (December 31, 2021 – 0.90 years).

Stock option transactions and the number of stock options for the year ended December 31, 2021 are summarized as follows:

	Exercise	December 31,			Expired/	December 31,
Expiry date	price	2020	Granted	Exercised	cancelled	2021
September 26, 2021	$0.72	393,750	-	-	(393,750)	-
April 26, 2022 (1)	$0.40	327,500	-	-	-	327,500
March 14, 2023	$0.40	450,000	-	-	-	450,000
March 26, 2023	$0.40	10,000	-	-	-	10,000
January 7, 2024	$0.20	45,750	-	-	-	45,750
Options outstanding		1,227,000	-	-	(393,750)	833,250
Options exercisable		1,227,000	-	-	(393,750)	833,250
Weighted average exercise price		$0.50	$Nil	$Nil	$0.72	$0.39

The weighted average assumptions used to estimate the fair value of options the three months ended March 31, 2022 and 2021 were:

	2022	2021
Risk-free interest rate	1.34%	n/a
Expected life	5 years	n/a
Expected volatility	144.13%	n/a
Expected dividend yield	Nil	n/a

Option pricing models require the input of highly subjective assumptions including the expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable measure of the fair value of the Company’s share purchase options.

AVRUPA MINERALS LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2022 AND 2021

(Unaudited, Presented in Canadian Dollars)

7. CAPITAL AND RESERVES (Continued)

(d)Finder’s Options:

The continuity of finder’s options for three months ended March 31, 2022 is as follows:

	Exercise	December 31,				March 31,
Expiry date	price	2021	Issued	Exercised	Expired	2022
August 28, 2023	$0.075	-	412,500	-	-	412,500
Outstanding		-	412,500	-	-	412,500
Weighted average exercise price		$Nil	$0.075	$Nil	$Nil	$0.075

As of March 31, 2022, the weighted average contractual remaining life is 1.41 years.

The weighted average assumptions used to estimate the fair value of finder’s options the three months ended March 31, 2022 and 2021 were:

	2022	2021
Risk-free interest rate	0.49%	n/a
Expected life	1.5 years	n/a
Expected volatility	149.50%	n/a
Expected dividend yield	Nil	n/a

(e)Warrants:

The continuity of warrants for three months ended March 31, 2022 is as follows:

	Exercise	December 31,				March 31,
Expiry date	price	2021	Issued	Exercised	Expired	2022
February 25, 2022 (1)	$0.400	500,000	-	-	(500,000)	-
October 23, 2023	$0.200	4,219,641	-	-	-	4,219,641
February 28, 2025	$0.125	-	16,666,667	-	-	16,666,667
Outstanding		4,719,641	16,666,667	-	(500,000)	20,886,308
Weighted average exercise price		$0.22	$0.125	$Nil	$Nil	$0.14

(1)These warrants have a forced exercise price. If the closing price of the Company’s shares is $0.20 or greater for a period of 20 consecutive trading days, the warrants will expire on the earlier of the 30th day after such notice is given and the original expiry date.

As of March 31, 2022, the weighted average contractual life is 2.64 years (December 31, 2021 – 1.64 years).

The continuity of warrants for the year ended December 31, 2021 is as follows:

	Exercise	December 31,				December 31,
Expiry date	price	2020	Issued	Exercised	Expired	2021
November 9, 2021 (1)	$0.40	2,500,000	-	-	(2,500,000)	-
December 17, 2021 (1)	$0.40	1,160,000	-	-	(1,160,000)	-
December 18, 2021	$0.20	455,000	-	-	(455,000)	-
February 25, 2022 (1)(2)	$0.40	500,000	-	-	-	500,000
October 23, 2023	$0.20	4,219,641	-	-	-	4,219,641
Outstanding		8,834,841	-	-	(4,115,000)	4,719,641
Weighted average exercise price		$0.29	$Nil	$Nil	$0.38	$0.22

AVRUPA MINERALS LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2022 AND 2021

(Unaudited, Presented in Canadian Dollars)

8. CAPITAL AND RESERVES (Continued)

(e)Warrants: (Continued)

The weighted average assumptions used to estimate the fair value of warrants for the years ended December 31, 2021, 2020 and 2019 were:

	2022	2021
Risk-free interest rate	0.88%	n/a
Expected life	3 years	n/a
Expected volatility	161.98%	n/a
Expected dividend yield	Nil	n/a

9. RELATED PARTY TRANSACTIONS AND BALANCES

The aggregate value of transactions and outstanding balances relating to key management personnel and entities over which they have control or significant influence were as follows:

For the three months ended March 31, 2022
	Short-term employee benefits	Post-employment benefits	Other long-term benefits	Termination benefits	Other expenses	Share-based payments	Total
Paul W. Kuhn (d) Chief Executive Officer, Director	$ 37,500	$ Nil	$ Nil	$ Nil	$ Nil	$ 12,460	$ 49,960
Winnie Wong Chief Financial Officer	$ Nil	$ Nil	$ Nil	$ Nil	$ Nil	$ 12,460	$ 12,460
Mark T. Brown Director	$ Nil	$ Nil	$ Nil	$ Nil	$ Nil	$ 12,460	$ 12,460
Paul L. Nelles (c) Director	$ Nil	$ Nil	$ Nil	$ Nil	$ Nil	$ 12,460	$ 12,460
Paul Dircksen Director	$ Nil	$ Nil	$ Nil	$ Nil	$ Nil	$ 12,460	$ 12,460
Frank Hogel Director	$ Nil	$ Nil	$ Nil	$ Nil	$ Nil	$ 12,460	$ 12,460

For the three months ended March 31, 2021
	Short-term employee benefits	Post-employment benefits	Other long-term benefits	Termination benefits	Other expenses	Share-based payments	Total
Paul W. Kuhn (d) Chief Executive Officer, Director	$ 37,500	$ Nil	$ Nil	$ Nil	$ Nil	$ Nil	$ 37,500

Related party liabilities

		Years ended
	Services / Advances	March 31, 2022	March 31, 2021		As at March 31,	As at December 31,
Amounts due to:
Pacific Opportunity Capital Ltd. (a)	Rent, management, accounting, marketing and financing services	$49,750		$23,550	$108,895	$534,488 (b)
Paul W. Kuhn (d)	Consulting and share-based payment	$49,960		$37,500	$41,617	$122,140 (e)
Paul L. Nelles (c)	Salaries and share-based payment	$12,460	$	Nil	$13,853	$14,391
TOTAL:		$112,170		$61,050	$164,365	$671,019

AVRUPA MINERALS LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2022 AND 2021

(Unaudited, Presented in Canadian Dollars)

9. RELATED PARTY TRANSACTIONS AND BALANCES (continued)

(a) Pacific Opportunity Capital Ltd., a company controlled by a director of the Company.

(b) Includes a $56,008 advance, that is non-interest bearing without specific terms of repayment. On February 28, 2022, the Company settled $210,000 of this amount by issuing 2,800,000 shares (Note 8(b)).

(c) Paul L. Nelles is a director of Innomatik.

(d) On June 1, 2019, the Company entered into a Contract for Services (the “Contract”) with a contractor to serve as the Company’s president and chief executive officer. The contractor is responsible for providing technical oversight and guidance, establishing corporate goals and objectives and setting and implementing corporate strategies. Pursuant to the Contract:

•The contractor will receive a fee of $12,500 per month and a rent allowance of €4,000 for the first four months;

•If the Company is substantially sold or has a change of control (as defined), the contractor will receive a payment equal to two years of fees; and

•The contract remains effective until terminated in writing by either the Company or the contractor. The Company may terminate the contract at any time without notice or payment in lieu thereof for cause or at any time without cause by providing six months’ written notice or by paying the contractor in lieu of notice. The contractor may terminate the contract at any time by providing the Company with three months’ written notice.

(e) On February 28, 2022, the Company settled $75,000 of this amount by issuing 1,000,000 shares (Note 8(b)).

10.LONG-TERM LOAN

In March 2017, the Company entered into a long-term loan to purchase a used vehicle. The long-term loan is repayable in monthly payments totalling $619 (€447) as of March 31, 2022, including interest calculated at 5.635%, and maturing on April 5, 2022.

	March 31, 2022		December 31, 2021

Long-term loan	$ 612	€ 442	$ 2,524	€ 1,754
Less: current portion of long-term loan	612	442	2,524	1,754
	$ -	€ -	$ -	€ -

Payment schedule of long-term loan
Year 1	$ 619	€ 447	$ 2,572	€ 1,787
	619	447	2,572	1,787
Less: imputed interest	3	2	31	21
Other fees	4	3	17	12
	$ 612	€ 442	$ 2,524	€ 1,754

11. LOSS PER SHARE

Basic and diluted loss per share

The calculation of basic and diluted loss per share for the three months ended March 31, 2022 was based on the loss attributable to common shareholders of $173,987 (2021 – $91,968) and a weighted average number of common shares outstanding of 40,245,050 (2021 – 32,738,087).

Diluted loss per share did not include the effect of 2,408,250 share purchase options, 412,500 finder’s options and 20,886,308 warrants outstanding as at three months end March 31, 2022 (2021 – 1,227,000 share purchase options and 8,834,641 warrants) as they are anti-dilutive.

AVRUPA MINERALS LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2022 AND 2021

(Unaudited, Presented in Canadian Dollars)

12. FINANCIAL INSTRUMENTS

The fair values of the Company’s cash, other receivables, due from optionees, property deposits, accounts payables and accrued liabilities, accounts payable owed by optionees, due to related parties and loans and other borrowings approximate their carrying values because of the short-term nature of these instruments.

The Company’s financial instruments are exposed to certain financial risks, including credit risk, liquidity risk, interest risk, commodity price risk and currency risk.

(a) Credit risk

The Company’s cash is held in financial institutions in Canada, Portugal and Kosovo and property deposits are held by Portuguese regulatory authorities. Amounts are receivable from optionees. The advance to AFOy is held in a Finnish financial institution.

(b) Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company manages liquidity risk through the management of its capital structure.

As at March 31, 2022, the Company had cash of $488,770 (December 31, 2021 - $139,164), VAT receivables of $5,073 (December 31, 202 - $1,769) and other receivables of $3,875 (December 31, 2021 - $7,226) to settle current liabilities of $276,777 (December 31, 2020 - $803,562).

Accounts payable and accrued liabilities are due within the current operating period.

(c) Interest rate risk

Interest rate risk is not material as the Company does not have any significant financial assets or liabilities subject to fluctuation in interest rates.

(d) Equity market price risk

The Company is exposed to price risk with respect to equity market prices. Price risk as it relates to the Company is defined as the potential adverse impact on the Company’s ability to finance due to movements in individual equity prices or general movements in the level of the stock market. The Company closely monitors individual equity movements and the stock market to determine the appropriate course of action to be taken by the Company.

(e) Currency risk

The Company’s property interests in Portugal, Finland and Kosovo make it subject to foreign currency fluctuations and inflationary pressures which may adversely affect the Company’s financial position, results of operations and cash flows. The Company is affected by changes in exchange rates between the Canadian Dollar and foreign functional currencies. The Company does not invest in foreign currency contracts to mitigate the risks. The Company has net monetary assets of $40,100 dominated in US dollars and Euros. A 1% change in the absolute rate of exchange in US dollars and Euros would affect its net income by $300.

IFRS 7 establishes a fair value hierarchy that prioritizes the input to valuation techniques used to measure fair value as follows:

Level 1 – quoted prices (unadjusted) in active markets for identical assets or liabilities;

AVRUPA MINERALS LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2022 AND 2021

(Unaudited, Presented in Canadian Dollars)

11. FINANCIAL INSTRUMENTS (Continued)

Level 2 – inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices); and

Level 3 – inputs for the asset or liability that are not based on observable market data (unobservable inputs).

The following table sets forth the Company’s financial assets classified as subsequently measured at amortized cost as March 31, 2022 and December 31, 2021.

As at March 31, 2022	Level 1	Level 2	Level 3	Total
Assets:
Cash	$488,770	$-	$-	$488,770
Due from optionees	28.734	-	-	28.734
Other receivables	3,875	-	-	3,875
Property deposits	1,385	-	-	1,385
	$522,764	$-	$-	$522,764

As at December 31, 2021	Level 1	Level 2	Level 3	Total
Assets:
Cash	$139,164	$-	$-	$139,164
Due from optionees	12,751	-	-	12,751
Other receivables	7,226	-	-	7,226
Property deposits	1,439	-	-	1,439
	$160,580	$-	$-	$160,580

The financial liabilities are classified as measured at amortized cost.

13. SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

The non-cash transactions during the three months ended March 31, 2022 and 2021 were as follows:

•As at March 31, 2022, a total of $Nil (2021 - $392) in share issue costs were included in accounts payable and accrued liabilities and $10,000 (2021 - $74,550) were included in due to related parties.

AVRUPA MINERALS LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2022 AND 2021

(Unaudited, Presented in Canadian Dollars)

14. MANAGEMENT OF CAPITAL RISK

The Company manages its cash, common shares, warrants and share purchase options as capital (see Note 8). The Company’s objectives when managing capital are to safeguard its ability to continue as a going concern and to maintain a flexible capital structure which optimizes the costs of capital at an acceptable risk.

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Company may attempt to issue new shares, acquire or dispose of assets or adjust the amount of cash and cash equivalents held.

In order to maximize ongoing operating efforts, the Company does not pay out dividends. The Company’s investment policy is to invest its short-term excess cash in highly liquid short-term interest-bearing investments with maturities of 90 days or less from the original date of acquisition, selected with regards to the expected timing of expenditures from continuing operations.

The Company expects its current capital resources will be sufficient to carry out its exploration or operations in the near term.

15. SEGMENTED FINANCIAL INFORMATION

The Company operates in one industry segment, being the acquisition and exploration of mineral properties. Geographic information is as follows:

	March 31, 2022	December 31, 2021
Non-current assets
Portugal	$ 212,999	$ 213,415
Finland	603,025	14,155
	$ 816,024	$ 227,570

Three months ended
	March 31, 2022	March 31, 2021
Mineral exploration expenses
Portugal	$ 7,442	$ 6,126
	$ 7,442	$ 6,126